NEW GOLD PUBLISHES 2021 SUSTAINABILITY REPORT

June 6, 2022 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce the publication of its 2021 Sustainability Report (the "Report"). New Gold has published an annual Sustainability Report since 2015, reporting on safety, environmental, economic, and social topics important to the communities where we operate, our employees, and other stakeholders. The Report is available on our website at www.newgold.com.

"We are pleased to release our 2021 Sustainability Report which builds off of our Sustainability Strategy launched last year," stated *Renaud Adams, President & CEO. "The theme of this year's report is Resilience. I am proud of how our teams and communities came together throughout the year with 2021 being a year of great opportunities and challenges for New Gold's people, operations, and the Indigenous communities we partner with. We continue to evolve our reporting on key matters related to ESG, and in 2021, we progressed our alignment with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and developed our first standalone TCFD Report."*

"Sustainability remains at the core of New Gold's Mission and Values, and I am pleased to announce Bethany Borody has been promoted to the position of Vice President, Sustainability. I am confident Beth and our teams will deliver on our goals out to 2030 as outlined in our Sustainability Strategy," added Mr. Adams.

The 2021 Sustainability Report was prepared in accordance with the GRI Standards and the G4 Mining and Metals Sector Disclosures. The Company has also prepared the report in accordance with the SASB Metals and Mining Standards to allow for integration of sustainability accounting. For the 2021 Report, the Company once again mapped against the United Nations Sustainable Development Goals (UN SDGs) to better align with the global market and expand how New Gold communicates performance to stakeholders. New Gold continues to be the only Canadian company operating in Canada to report against the Local Procurement Reporting Mechanism (LPRM). The Company continues to align reporting with the TCFD and developed its inaugural standalone TCFD Report. Concurrent with the 2021 Report and in an effort to enhance transparency, the Company is pleased to announce it has launched an interactive ESG database highlighting historical data, which is available on our website.

2021 Highlights

- Completed a TCFD gap and readiness assessment to support the development of a climate action strategy with a target of a 30% reduction in Scope 1 and Scope 2 GHG emissions by 2030, using 2020 GHG emissions as a baseline, and undertook a climate risk assessment using scenario analysis with a third-party consultant.

- Signed a new Cooperation Agreement with the Tk'emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the SSN), replacing the existing Participation Agreement and strengthening the relationship between the New Afton team and SSN members.

- Expanded the total number of active Fire and Mine Rescue Team members in 2021 at New Afton, including the addition of the first two female recruits to the team.

- Increased total Indigenous procurement spend at Rainy River and New Afton by approximately 35% to $179 million. The Company continues to seek opportunities for local and Indigenous vendors to participate in our supply chain and to report on annual spend through the LPRM.

- Achieved compliance with Mining Association of Canada (MAC) and Canadian Dam Association (CDA) for all tailings management plans. New Afton received AAA rating on all five indicators under the Tailings Management Protocol and received AAA rating on all three indicators under the Energy and Greenhouse Gas Emissions Management Protocol.

- Continued to operate under the company-wide Pandemic Response and Business Plan, working with our communities and employees to assess and develop contingency plans that address risks. New Gold continues to identify and implement measures to protect our workforce and communities.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the continued reporting on key ESG matters; anticipated attainment of Sustainability Strategy goals out to 2030; seeking and reporting local and Indigenous participation in the supply chain; and the continued identification and implementation of protective measures.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (4) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (4) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (5) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (6) there being no significant disruptions to the Company's workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (7) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (8) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine; and (9) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the

Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.